UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

EXETER RESOURCE CORPORATION

(Name of Subject Company (Issuer))

GOLDCORP INC.

(Names of Filing Persons (Offeror))

Common Shares

(Title of Class of Securities)

301835104

(CUSIP Number of Class of Securities)

Charlene Ripley

Randall Chatwin

Goldcorp Inc.

Suite 3400, Park Place

666 Burrard Street

Vancouver, British Columbia

V6C 2X8 Canada

(604) 696-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David S. Stone John J. Koenigsknecht Neal Gerber & Eisenberg LLP 2 North LaSalle Street, Suite 1700 Chicago, IL 60602-3801 (312) 269-8000	Paul Stein Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario M5H 3C2 Canada (416) 869-5300

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
US$174,154,246.70	US$20,184.48

*	Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$1.82, which is the average of the high and low sale prices of Exeter Resource Corporation’s common shares (the “Common Shares”) as reported on the NYSE MKT on April 12, 2017, and (ii) 99,405,253, which is the estimated number of outstanding Common Shares (assuming full conversion of all outstanding convertible securities for Common Shares).
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$20,184.48	Filing Party: Goldcorp Inc.
Form or Registration No: F-10	Date Filed: April 20, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13d under Rule 13d-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed on April 20, 2017 (as amended, the “Schedule TO”) by Goldcorp Inc. (“Goldcorp”), a corporation organized under the laws of the Province of Ontario.

The Schedule TO relates to the offer to purchase (the “Offer”) by Goldcorp for all of the issued and outstanding common shares (the “Common Shares”) of Exeter Resource Corporation (“Exeter”), a company organized under the laws of the Province of British Columbia.

The information set forth in the Offer to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is expressly incorporated by reference herein in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

Goldcorp has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission relating to the common shares it proposes to issue to Exeter shareholders in connection with the Offer that includes the Offer to Purchase and Circular as a prospectus (the “Prospectus”), and also has filed or will file the Offer to Purchase and Circular and all other tender offer documents required under applicable Canadian and United States securities regulations.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

General

The first sentence of the second paragraph under the heading “NOTICE REGARDING FORWARD-LOOKING INFORMATION” contained on page vi of the Offer to Purchase and Circular is hereby deleted and replaced with the following sentence:

This Offer to Purchase and Circular, including “Purpose of the Offer and Plans for Exeter” in Section 4 of the Circular, “Reasons to Accept the Offer” in Section 5 of the Circular, “Source of Funds” in Section 7 of the Circular, and “Acquisition of Exeter Shares Not Deposited Pursuant to the Offer” in Section 18 of the Circular, in addition to certain statements contained elsewhere in this Offer to Purchase and Circular or incorporated by reference herein, contains “forward-looking information” under the provisions of applicable Canadian securities legislation.

The second sentence in the first paragraph under the heading “INFORMATION CONCERNING EXETER” on page viii of the Offer to Purchase and Circular is hereby deleted and replaced with the following sentence:

Although the Offeror has no knowledge that would indicate that any statements contained herein concerning Exeter taken from, or based upon, such information contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither the Offeror nor any of its directors or officers has verified the accuracy or completeness of such information or statements or for any failure by Exeter to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to the Offeror.

The Information set forth in under the heading “FREQUENTLY ASKED QUESTIONS” contained in the Offer to Purchase and Circular is hereby amended to add the following sentences to the end of the fourth paragraph under the question heading “HOW DO I ACCEPT THE OFFER AND TENDER MY EXETER SHARES?” on page V of the Offer to Purchase and Circular:

10% Holders are not restricted from participating in the Offer and the inability to represent and warrant that such holder is not a 10% Holder will not prevent acceptance of the Offer. Any 10% Holder wishing to accept the Offer and tender shares may contact Goldcorp to coordinate such acceptance and tender.

The second sentence of the third paragraph of the Circular on page 35 of the Offer to Purchase and Circular is hereby deleted and replaced with the following sentence:

Although the Offeror has no knowledge that would indicate that any statements contained herein concerning Exeter taken from, or based upon, such information contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither the Offeror nor any of its directors or officers has verified the accuracy or completeness of such information or statements or for any failure by Exeter to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to the Offeror.

The third paragraph in Section 8 of the Circular under the heading “Certain Information Concerning the Offeror and the Goldcorp Shares – Documents of Goldcorp Incorporated by Reference” on pages 48 and 49 of the Offer to Purchase and Circular is hereby deleted and replaced with the following paragraph:

All documents of the type referred to above (excluding confidential material change reports) and any business acquisition reports subsequently filed by Goldcorp with any Canadian Securities Regulatory Authorities on or after the date of the Offer to Purchase and Circular and prior to the termination of the Offer shall be deemed to be incorporated by reference into the Offer to Purchase and Circular for the purpose of complying with the Canadian Securities Law only. Goldcorp’s periodic reports on Form 6-K and its annual reports on Form 40-F are available on EDGAR at www.sec.gov.

The fourth paragraph in Section 8 of the Circular under the heading “Certain Information Concerning the Offeror and the Goldcorp Shares – Documents of Goldcorp Incorporated by Reference” on page 49 of the Offer to Purchase and Circular is hereby deleted and replaced with the following paragraph:

Notwithstanding the foregoing, any and all portions of the documents that consist of Exeter’s public disclosure documents expressly identified as such, and whether or not such portions are reproduced or incorporated by reference into a Goldcorp document, including, without limitation, Exeter’s financial statements and current annual information form, are expressly excluded from such incorporation by reference into the Offer to Purchase and Circular. Information regarding Exeter is filed publicly by Exeter with the Securities Regulatory Authorities in Canada and with the SEC, which are available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The first sentence of the fifth paragraph in Section 8 of the Circular under the heading “Certain Information Concerning the Offeror and the Goldcorp Shares – Documents of Goldcorp Incorporated by Reference” on page 49 of the Offer to Purchase and Circular is hereby deleted and replaced with the following sentence:

Any statement contained in this Offer to Purchase and Circular or in a document incorporated (or deemed to be incorporated solely in accordance with and for purposes of Canadian Securities Laws) by reference herein shall be deemed to be modified or superseded, for purposes of this Offer to Purchase and Circular, to the extent that a statement contained herein (or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein solely in accordance with and for purposes of Canadian Securities Laws only) modifies, replaces or supersedes such statement.

The Table in Section 9 of the Circular under the heading “Certain Information Concerning Exeter and the Exeter Shares – Price Range and Trading Volume of the Shares” on page 50 of the Offer to Purchase and Circular is hereby deleted and replaced with the following Table:

	TSX			NYSE MKT
	High	Low		High	Low
Month	(C$)	(C$)	Volume	(US$)	(US$)	Volume
April 2015	0.68	0.68	16,020	0.65	0.50	6,414,100
May 2015	0.69	0.65	16,500	0.63	0.52	1,469,800
June 2015	0.60	0.58	7,200	0.54	0.46	2,912,200
July 2015	0.50	0.46	18,600	0.48	0.35	2,262,100
August 2015	0.56	0.54	1,500	0.46	0.36	1,339,600
September 2015	0.45	0.42	47,660	0.43	0.31	1,701,500
October 2015	0.47	0.46	55,000	0.39	0.30	2,463,800
November 2015	0.44	0.42	13,100	0.36	0.29	2,168,000
December 2015	0.46	0.46	3,000	0.40	0.31	3,218,500
January 2016	0.52	0.50	48,388	0.40	0.31	3,230,000
February 2016	0.73	0.53	815,919	0.54	0.37	603,590
March 2016	0.87	0.67	932,588	0.67	0.50	603,271
April 2016	1.34	0.70	1,446,505	1.06	0.54	1,357,357
May 2016	1.33	0.97	720,999	1.05	0.76	1,070,516
June 2016	1.83	0.92	1,550,736	1.44	0.70	1,372,871
July 2016	1.90	1.49	2,003,297	1.47	1.14	1,445,539
August 2016	1.94	1.44	1,645,674	1.48	1.11	983,391
September 2016	1.76	1.50	1,104,483	1.38	1.13	575,764
October 2016	1.69	1.41	705,569	1.27	1.07	593,703
November 2016	1.66	1.02	1,342,002	1.25	0.76	919,385
December 2016	1.10	0.89	1,211,914	0.84	0.67	899,579
January 2017	1.38	1.01	1,270,656	1.04	0.75	685,988
February 2017	1.55	1.24	1,599,007	1.18	0.94	504,783
March 2017	2.52	1.38	6,496,286	1.89	1.01	2,097,562
April 2017	2.29	2.21	227,782	1.85	1.61	8,956,500

Item 1.	Summary Term Sheet.

The second sentence of the second paragraph under the heading “SUMMARY OF THE OFFER” contained in the Offer to Purchase and Circular on page 1 is hereby deleted and replace with the following sentence:

Although the Offeror has no knowledge that would indicate that any statements contained herein concerning Exeter taken from, or based upon, such information contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither the Offeror nor any of its directors or officers has verified the accuracy or completeness of such information or statements.

Item 3.	Identity and Background of Filing Person.

Schedule B – Certain Information Regarding the Directors and Executive Officers of the Offeror to the Offer to Purchase and Circular is hereby amended to include the citizenship of each director and executive officer of the Company, as set forth in the table below:

Director or Executive Officer	Citizenship
Ian W. Telfer	Canada
Beverly A. Briscoe	Canada
David A. Garafolo	Canada
Peter J. Dey	Canada
Margot Franssen	Canada
Clement A. Pelletier	Canada
P. Randy Reifel	Canada
Charlie Sartain	Australia
Bianca Treviño	Mexico
Kenneth F. Williamson	Canada
Russell Ball	United States
Todd White	United States
Brent Bergeron	Canada
Charlene Ripley	Canada
Jason Attew	Canada
Wade Bristol	United States
Joseph Dick	United States
Paul Harbidge	Great Britain
Richard J. Orazietti	Canada and Italy
Mark A. Ruus	Canada
Rohan Athaide	Canada
Joanne Klein	United Kingdom
David Stephens	Canada
Anna M. Tudela	Canada and Peru
Lisa Wade	United States

Item 4	Terms of the Transaction.

The following paragraph is added at the end of Section 3 of the Offer to Purchase under the heading “Manner of Acceptance – Letter of Transmittal” on page 20 of the Offer to Purchase and Circular:

10% Holders are not restricted from participating in the Offer and the inability to represent and warrant that such holder is not a 10% Holder will not prevent acceptance of the Offer. Any 10% Holder wishing to accept the Offer and tender shares may contact Goldcorp to coordinate such acceptance and tender using the Letter of Transmittal.

The following sentences are added at the end of the second paragraph in Section 3 of the Offer to Purchase under the heading “Manner of Acceptance – Acceptance by Book-Entry Transfer” on page 20 of the Offer to Purchase and Circular:

However, 10% Holders are not restricted from participating in the Offer and the inability to represent and warrant that such holder is not a 10% Holder will not prevent acceptance of the Offer. Any 10% Holder wishing to accept the Offer and tender shares may contact Goldcorp to coordinate such acceptance and tender.

The second paragraph in Section 5 of the Offer to Purchase under the heading “Extension, Variation or Change in the Offer” on page 26 of the Offer to Purchase and Circular is hereby deleted and replaced with the following paragraph:

Subject to the limitations set out below, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance prior to the Expiry Term (or at any other time if permitted by applicable Laws) to vary the terms of the Offer (including, without limitation, by extending or abridging the period during which Exeter Shares may be deposited under the Offer where permitted by applicable Laws).

The first sentence of the sixth paragraph in Section 5 of the Offer to Purchase under the heading “Extension, Variation or Change in the Offer” on page 27 of the Offer to Purchase and Circular is hereby deleted and replaced with the following sentence:

If, before the Expiry Time, the terms of the Offer are varied (other than a variation in the terms of the Offer consisting solely of the waiver of a condition in the Offer and any extension of the Offer or other than an extension in respect of the 10-day Mandatory Extension Period, resulting from the waiver) including any reduction of the period during which securities may be deposited under the Offer pursuant to applicable Laws, or any extension of the period during which securities may be deposited under the Offer pursuant to applicable Laws, and whether or not that variation results from the exercise of any right contained in the Offer, the Offeror will promptly (a) issue and file a news release to the extent and in the manner required by applicable Laws, and (b) send a notice of variation in the manner set out under “Notices and Delivery” in Section 10 of the Offer to Purchase, to every person to whom the Offer is required to be sent under applicable Laws.

The first sentence of the eighth paragraph in Section 5 of the Offer to Purchase under the heading “Extension, Variation or Change in the Offer” on page 27 of the Offer to Purchase and Circular is hereby deleted and replaced with the following sentence:

If, before the Expiry Time, a change occurs in the information contained in the Offer to Purchase or the Circular or any notice of change or notice of variation that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will promptly (a) issue and file a news release of such change to the extent and in the manner required by applicable Laws, and (b) send a notice of the change in the manner set out under “Notices and Delivery” in Section 10 of the Offer to Purchase, to every person to whom the Offer was required to be sent.

The following sentence is added to the end of the ninth paragraph in Section 5 of the Offer to Purchase under the heading “Extension, Variation or Change in the Offer” on page 28 of the Offer to Purchase and Circular:

After the Expiry Time, no variations or changes are permitted to be made to the terms of the Offer, no changes may be made to the information contained in this Offer to Purchase and Circular and no variation or change may occur after the Exeter Shares are taken up by the Offeror.

The second paragraph in Section 7 of the Offer to Purchase under the heading “Right to Withdraw Deposited Shares” on page 29 of the Offer to Purchase and Circular is hereby deleted and replaced with the following paragraph:

In addition, if:

(a)	there is a variation of the terms of the Offer prior to the Expiry Time, other than a variation consisting solely of an increase in the Offer Consideration where the Offer is not extended for a period not greater than 10 days from the date of the notice of variation; or

(b)	a notice of change in respect of the information contained in the Offer to Purchase and the accompanying Circular or if any subsequent notice of change or variation is delivered prior to the Expiry Time;

then any Deposited Shares may be withdrawn by or on behalf of the depositing Shareholder at any time before the expiration of 10 days from the date upon which the notice of such change or variation is mailed, delivered or otherwise communicated. Offeror may not take up and pay for any Deposited Shares prior to the expiration of such 10 day period and in no event may Offeror take up and pay for any Deposited Shares prior to the Expiry Time. After the Expiry Time, no variations or changes are permitted and no variation of change may occur after the Exeter Shares are taken up by the Offeror.

Item 6	Purpose of the Transaction and Plans or Proposals.

The first paragraph in Section 12 of the Offer to Purchase under the heading “Market Purchases and Sales of Exeter Shares” on page 32 of the Offer to Purchase and Circular is hereby deleted and replaced with the following paragraph:

To the extent not prohibited by Rule 14e-5 of Regulation 14E under the U.S. Exchange Act and except as set forth below, the Offeror reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Exeter Shares by making purchases through the facilities of the TSX or the NYSE MKT at any time, and from time to time, prior to the Expiry Time subject to and in accordance with applicable Law.

The eleventh paragraph of Section 18 of the Circular under the heading “Acquisition of Exeter Shares Not Deposited Pursuant to the Offer – Securities Law Requirements for Business Combinations” on page 60 of the Offer to Purchase and Circular is hereby deleted and replaced with the following paragraph

Rule 13e-3 under the U.S. Exchange Act is applicable to certain “going-private” transactions in the United States and may under certain circumstances be applicable to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Goldcorp believes that Rule 13e-3 under the U.S. Exchange Act should not be applicable to a Compulsory Acquisition or a Subsequent Acquisition Transaction unless the Compulsory Acquisition or the Subsequent Acquisition Transaction, as the case may be, is consummated more than one year after the termination of the Offer or on terms that are not at least equal to the highest consideration offered during the Offer and on substantially similar terms.

Item 10	Financial Statements.

Item 10 of Schedule TO is amended and supplemented by deleting the information contained under subpart (a) and replacing it with the following language:

The information set forth in the following documents of Goldcorp incorporated by reference into the Offer to Purchase and Circular are incorporated by reference herein: (i) Annual Information Form, dated March 16, 2017, for the year ended December 31, 2016; (ii) Annual Audited Consolidated Financial Statements for the years ended December 31, 2016 and 2015 and notes and the auditor’s report in respect thereof; (iii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016; (iv) Condensed Interim Consolidated Financial Statements of the Company for the three months ended March 31, 2017; and (v) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2017.

The summary financial information set forth below is added as a new subsection under the heading “Summary Financial Information” in Section 8 of the Circular under the heading “Certain Information Concerning the Offeror and the Goldcorp Shares”:

Summary Financial Information

The following table sets forth summary historical consolidated financial data for Goldcorp as of and for each of the fiscal years ended December 31, 2016 and 2015, which has been excerpted or derived from the audited Consolidated Financial Statements of Goldcorp for the year ended December 31, 2016 and as of and for the quarterly periods ended March 31, 2017 and 2016, which has been excerpted or derived from the unaudited Condensed Interim Financial Statements of Goldcorp for the three months ended March 31, 2017 and 2016. This data should be read in conjunction with the complete consolidated financial statements and condensed interim financial statements, including the notes thereto and management’s discussion and analysis of financial condition and results of operations for the same periods and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein which have been incorporated by reference into this Circular in Section 8 under the heading “Certain Information Concerning the Offeror and the Goldcorp Shares – Documents of Goldcorp Incorporated by Reference.”

Goldcorp Inc.

Summarized Financial Information

(information in millions, other than per share data)

	Year Ended		Three Months Ended
	December 31,		March 31,
	2016	2015	2017	2016
Consolidated Balance Sheet Data (end of period)
Current assets	$1,568	$1,331	$1,722	$1,520
Non-Current assets	19,929	20,097	19,861	19,986
Current liabilities	777	1,049	1,318	875
Non-Current liabilities	7,305	7,531	6,674	7,716
Non-Controlling Interests	—	—
Book value per common share	$15.93	$15.54	$15.91	$15.54
Consolidated Statement of Operating Data
Revenues	$3,510	$4,375	$882	$944
Gross profit	420	302	116	145
Earnings from continuing operations	222	(4,688)	122	40
Net earnings from continuing operations	162	(4,203)	170	80
Net earnings	162	(4,157)	170	80
Net Income per share from continuing operations
Basic	0.19	(5.08)	0.20	0.10
Diluted	0.19	(5.08)	0.20	0.10
Net Income per common share
Basic	0.19	(5.03)	0.20	0.10
Diluted	0.19	(5.03)	0.20	0.10
Ratio of earnings to fixed charges	$1.25	$(22.15)	$2.40	$1.05

Share Information
Basic	842	827	854	831
Diluted	845	827	857	835

Item 11	Additional Information.

The first sentence of the second paragraph in Section 4 of the Offer to Purchase under the heading “Conditions of the Offer” on page 25 of the Offer to Purchase and Circular is hereby deleted and replaced with the following sentence:

In addition, notwithstanding any other provision of the Offer and subject to applicable Law, and in addition to (and not in limitation of) the Offeror’s right to vary or change the Offer at any time prior to the Expiry Time pursuant to “Extension Variation or Change in the Offer” in Section 5 of the Offer to Purchase, the Offeror will have the right to withdraw the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for any Exeter Shares deposited pursuant to the Offer, unless all of the following conditions are satisfied or waived (as determined in the Offeror’s sole judgment) at or before the Expiry Time:

The third paragraph in Section 4 of the Offer to Purchase under the heading “Conditions of the Offer” on page 25 of the Offer to Purchase and Circular is hereby deleted and replaced with the following paragraph:

The foregoing conditions, other than the Statutory Minimum Condition, are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time prior to the Expiry Time, regardless of the circumstances giving rise to such assertion. The Offeror may waive any of the foregoing conditions, other than the Statutory Minimum Condition, in its sole discretion, in whole or in part, at any time and from time to time prior to the Expiry Time, without prejudice to any other rights which the Offeror may have, subject to the terms of the Support Agreement. In all cases, when exercising its sole discretion, the Offeror intends to act reasonably. Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The failure by the Offeror at any time to exercise or assert any of the foregoing rights shall not be deemed to constitute a waiver of any such right, the waiver of any such right with respect to particular facts or circumstances shall not be deemed to constitute a waiver with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time by the Offeror.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDCORP INC.

By:	/s/ David Garofalo
Name:	David Garofalo
Title:	President and Chief Executive Officer

Dated: May 10, 2017

INDEX TO EXHIBITS

Exhibit Number

(a)(1)(i)	Offer to Purchase and Circular dated April 20, 2017.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Annual Information Form, dated March 16, 2017, for the year ended December 31, 2016 (incorporated by reference to Exhibit 99.1 to Goldcorp’s Form 40-F (Commission File No. 001- 12970), filed with the Commission on March 16, 2017 (the “Form 40-F”)).**

(a)(1)(v)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016 (incorporated by reference to Exhibit 99.2 to the Form 40-F).**

(a)(1)(vi)	Audited Consolidated Financial Statements of Goldcorp for the years ended December 31, 2016 and 2015 (incorporated by reference to Exhibit 99.3 to the Form 40-F).**

(a)(1)(vii)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2017 (incorporated by reference to Exhibit 99.1 to Goldcorp’s Form 6-K (Commission File No. 001-12970), furnished to the Commission on April 27, 2017).**

(a)(1)(vii)	Condensed Interim Consolidated Financial Statements of the Company for the three months ended March 31, 2017 and 2016 (incorporated by reference to Exhibit 99.2 to Goldcorp’s Form 6-K (Commission File No. 001-12970), furnished to the Commission on April 27, 2017).**

(a)(4)(i)	Prospectus (incorporated by reference to Goldcorp’s Registration Statement on Form F-10 (Registration No. 333-217392) filed with the Commission on April 20, 2017).**

(a)(5)(i)	Press Release dated April 20, 2017.*

(a)(5)(ii)	Outbound Calling Script*

(a)(5)(iii)	Question and Answer Script*

(a)(5)(iv)	Press Release dated April 26, 2017 - Goldcorp Reports First Quarter 2017 Results (incorporated by reference to Exhibit 99.1 to Goldcorp’s Form 6-K (Commission File No. 001-12970), furnished to the Commission on April 27, 2017).**

*	Previously filed.
**	Incorporated by reference.